Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

CONDENSED INTERIM FINANCIAL

STATEMENTS

For the three and six months ended June 30, 2011

(Unaudited)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian

Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated interim financial statements for the three and six month period ended June 30, 2011.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Loss and Comprehensive Loss

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars)

Three  months  ended June  30

Six months  ended June  30

2011

2010

2011

2010

Expenses

Advertising and promotion

-

28,291

-

50,923

Amortization - Equipment

1,731

473

3,709

4,221

Amortization - Intangible

207,744

103,872

415,488

103,872

Finance  costs

1,256

823

23,428

1,062

Foreign exchange  (gain)

7,175

-

38,548

-

Management, consulting and administrative

35,550

138,854

95,955

172,454

Office

3,584

14,052

14,551

17,053

Professional fees

89,407

471

154,251

30,679

Rent

16,137

7,500

32,774

20,000

Salary and wages

111,866

-

174,780

–

Share  based compensation

515,862

8,681

1,659,135

1,744,745

Travel

2,566

6,461

12,760

7,961

Trust and filing fees

10,496

5,217

21,604

15,022

Loss  before  the  following:

(1,003,375)

(314,695)

(2,646,984)

(2,167,992)

Interest and other income

12,160

21

12,160

33

Loss  in write  off of oil and gas  property

–

(1)

–

(1)

Net loss  and comprehensive  loss

$

(991,215)   $

(314,675)

$      (2,634,825)   $      (2,167,960)

Loss  per share, basic

$

(0.00)   $

(0.00)

$

(0.01)   $

(0.02)

Loss  per share, fully diluted

$

(0.00)   $

(0.00)

$

(0.01)   $

(0.02)

Weighted average  number of common shares  outstanding, basic

221,494,233

111,779,497

178,897,801

105,632,330

Weighted average  number of common shares  outstanding, fully diluted

221,647,202

111,779,497

178,975,135

105,632,330

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Financial Position

As at,

June  30,

December 31,

January 1

(Unaudited -  expressed in Canadian Dollars)

2011

2010

2010

(Note  11)

(Note  11)

Assets

Current assets

Cash and cash equivalents

$

1,921,765

$

174,530

$

379,284

Marketable  securities

–

–

1,448,800

Other receivables

52,350

28,664

242,744

Prepaid expenses  (Note  2)

223,915

216,135

10,000

2,198,031

419,329

2,080,828

Equipment (Note  5)

15,293

7,884

3,940

Intangible  (Note  6)

7,374,903

7,790,391

–

Prepaid Expenses  - long term (Note  2)

182,292

286,458

–

Mineral property

–

–

67,185

Oil and gas  property

–

–

1

$

9,770,519

$

8,504,062

$   2,151,954

Liabilities  and Shareholders' Equity

Current liabilities

Trade  and other payables

$

178,350

$

115,046

$

75,072

Deposit on private  placement

–

250,000

–

Notes  payable  - current portion (Note  7)

–

358,445

–

178,350

723,491

75,072

Note  payable  -long term

–

2,095,476

–

178,350

2,818,967

75,072

Shareholders' equity

Share  capital and warrants  (Note  8)

13,922,243

8,939,599

3,919,865

Contributed surplus

3,965,692

2,406,438

670,374

Accumulated other comprehensive  income

–

–

504,770

Deficit

(8,295,767)

(5,660,942)

(3,018,127)

$

9,770,519

$

8,504,062

$   2,151,954

Approved by the Audit Committee on behalf of Board of Directors on August 15, 2011

Director

Director

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Statement of Changes in Equity

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars)

Accumulated

other

Share Capital

Contributed

comprehensive

and Warrants

Surplus

Income

Deficit

Total  Equity

$

$

$

$

$

As  at  January  1,  2011

8,939,599

2,406,438

-

(5,660,942)

5,685,095

Net  loss  and comprehensive loss

-

-

-

(2,634,825)

(2,634,825)

Issuance - private placement  (Note 8a)

500,000

-

-

-

500,000

Issuance - conversion of notes  payable (Note 7)

2,486,930

-

-

-

2,486,930

Issuance - warrant  exercise (Note 8a)

2,000,000

-

-

-

2,000,000

Share based compensation (Note 8b)

-

1,091,189

-

-

1,091,189

Share based compensation (Note 8b)

-

463,779

-

-

463,779

Cancellation of preferred shares  (Note 8a)

(4,286)

4,286

-

-

-

As at June  30,  2011

13,922,243

3,965,692

-

(8,295,767)

9,592,168

As  at  January  1,  2010

3,919,865

670,374

504,770

(3,018,127)

2,076,882

Net  loss  and comprehensive loss

-

-

-

(2,167,960)

(2,167,960)

Issuance - Arrangement  Agreement

-

-

-

-

-

Redemption of Class  A  preferred shares

(1,515,986)

-

(504,770)

504,770

(1,515,986)

Share based compensation

-

1,736,064

-

-

1,736,064

Issuance-acquisition of software license

150,000

-

-

-

150,000

Issuance - acquisition of RTN Stealth Software

5,000,000

-

-

-

5,000,000

Issuance - finders  fees  for ENAJ acquisition

31,250

-

-

-

31,250

Issuance - management  agreement  with Chief

Operating officer

625,000

-

-

-

625,000

Issuance - acquisition of ENAJ software

625,000

-

-

-

625,000

As  at  June 30,  2010

8,835,129

2,406,438

-

(4,681,317)

6,560,250

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Condensed Interim Financial Statements

Cash Flow Statement

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian dollars)

Three  months  ended June  30

Six months  ended June  30

2011

2010

2011

2010

Cash provided by (used in)

Operating  activities

Loss  for the  period

$

(991,215)   $

(314,675)   $

(2,634,825)   $

(2,167,960)

Items  not involving cash:

Share  based compensation

515,862

8,681

1,659,135

1,744,745

Amortization

209,475

104,345

419,197

108,093

Accrued interest income

–

(21)

–

(33)

Accrued interest on notes  payable

–

–

21,631

–

Foreign exchange  on notes  payable

–

–

11,378

–

(265,878)

(201,670)

(523,484)

(315,155)

Net changes  in non-cash working capital

Other receivables

(22,957)

(3,193)

(23,686)

(10,825)

Prepaid expenses

(1,781)

–

(7,781)

10,000

Trade  and other  payables

31,401

(54,245)

63,304

(64,317)

(259,215)

(259,108)

(491,647)

(380,297)

Investing  activities

Purchase  of equipment

(11,118)

(4,793)

(11,118)

(11,952)

Short term investments

–

(40,000)

–

(50,000)

(11,118)

(44,793)

(11,118)

(61,952)

Financing  activities

Common shares  issued

–

–

2,500,000

–

Share  subscription receivable

–

–

–

238,000

Deposit on private  placement

–

–

(250,000)

–

–

–

2,250,000

238,000

Increase  in cash and cash equivalents

(270,333)

(303,901)

1,747,235

(204,249)

Cash and cash equivalents,  beginning  of period

2,192,098

478,936

174,530

379,284

Cash and cash equivalents,  end of period

$

1,921,765     $

175,035     $     1,921,765     $

175,035

Supplementary information:

Cash received from interest

$

–      $

–

$

–      $

12

Non-cash transactions:

Conversion of  notes payable

$

–      $

–

$     2,486,930     $

–

Shares  distributed as  part of  corporate  restructuring

$

–      $

–

$

–      $

1,515,986

Acquisiton of  Software  License

$

–      $

–

$

–      $

150,000

Common shares  issued for  management agreement (Note  2)

$

–      $

625,000     $

–      $

625,000

Common shares  issued for  the  acquisition of software  (Note  2)     $

–      $    5,806,250     $

–      $

5,806,250

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

1.

Nature of operations and corporate information

Quantitative  Alpha  Trading  Inc.  (formerly  known  as  RTN  Stealth  Software  Inc.)  herein  after referred  to  as  “Company”  or  “QAT”  is  a  public  company  incorporated  in  the  Province  of  British

Columbia, Canada.

Following  the  Company’s  annual  general  meeting  on  March  31,  2011  the  Company  has approved  its  continuance  from  British  Columbia  into  Ontario  as  its  governing  jurisdiction,  has adopted  a comprehensive  new general  bylaw and  has  changed  its  name to Quantitative  Alpha

Trading Inc.

QAT   was   incorporated   by  registration  of   its   memorandum   and  articles   under   the   British

Columbia Company Act on September 15, 1987 under the name “Grand Resources Inc.”.   The

head  office  and  registered  office  of  the  company  is  located  at  40  Village  Centre  Place,  Suite

300, Mississauga, Ontario, L4Z 1V9.

The Company is in the business of developing and promoting software for trading purposes.

2.

Acquisition of software

On  January  19,  2010,  the  Company  executed  a  definitive  agreement  with  privately  owned

Market  Guidance  Systems  Inc.  (“MGS”)  whereby  the  Company  acquired  an  exclusive  and perpetual  license  to  the  Market  Navigation,  Trade  Execution  and  Market  Timing  Software  (the

“RTN-Stealth Software”).

As consideration for the above, the Company issued 5,000,000 Class B preferred shares to the shareholders  of  MGS.  In  connection  with  the  acquisition,  the  Company  paid  a  company

controlled  by  a  director  of  the  Company  a  transaction  advisory  fee  of  250,000  Class   B

Preferred  Shares.  Each  Class  B  Preferred  share  is  convertible  into  ten  common  shares  of  the

Company  when  the  cumulative  net  revenues  derived  from  the  license  of  the  RTN-Stealth

Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.    The  Company  acquired  the  RTN-Stealth  Software  from  MGS  (the  “MGS  transaction”),

and

b.    the   Company   purchased   the   EMC-ALGO   Software   Suite   from   ENAJ   Mercantile

Corporation (the “ENAJ transaction”).

As  part  of  the  MGS  transaction,  the  Company  issued  20,000,000  common  shares  of  the

Company to MGS shareholders which are escrowed to be released in four equal tranches at 6,

9,  12,  and  15  months,  and  has   assumed  four  promissory  notes,  in  an  amount  totalling

$2,503,500,  owed  by  MGS,  as  the  consideration  of  the  acquisition.  In  addition,  the  exclusive and  perpetual  license  to  market  the  RTN-Stealth  Software  that  was  acquired  in  January  2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

2.

Acquisition of software (continued)

The details of the four promissory notes assumed are as follows:

Due date

Interest rate

Other terms

Four promissory notes

Principal and interest     Bank of Canada prime

Senior to any and all

with the principal totalling

are due on May 15,

rate + 1% per annum

other shareholder loans

$2,503,500 at May 17,

2012

compound annually

and shall be paid in full

2010

prior to repayment by

the Company to any

and all other

shareholder loans

On  March  23,  2011,  the  promissory  notes  were  converted  to  common  shares  as  described  in

Note 7.

As   part   of   the   ENAJ   transaction,   the   Company   issued   2,500,000   common   shares   as

consideration  for  the  acquisition  of  the  EMC-ALGO  Software  Suite  from  ENAJ.  The  2,500,000 common  shares  were  issued  to  ENAJ  and  are  escrowed  to  be  released  in  four  equal  tranches commencing 6, 9, 12, and 15 months after May 17, 2010.

Details of the two software acquisitions are summarized as follows:

RTN – Stealth Software

Issuance of 20,000,000 common shares of the Company each having a market value of $0.25 per share on May 17, 2010

$     5,000,000

Assumption of four promissory notes

2,503,500

Issuance of 5,250,000 Class B preferred shares on January 19, 2010

150,000

7,653,500

EMC – ALGO Software

Issuance of 2,500,000 common shares of the Company each having a market value of $0.25 per share on May 17, 2010

625,000

Finders fees of 125,000 common shares of the Company having a market value of $0.25 per share on May 17, 2010

31,250

$     8,309,750

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

2.

Acquisition of software (continued)

Furthermore,  the  Company  entered  into  a  management  agreement  with  Mr.  Michael  Boulter,

the  founder  and  chief  technology  officer  of  ENAJ  in  exchange  for  two  million  five  hundred thousand  (2,500,000)  common  shares  of  the  Company  as  compensation.  The  management agreement  has  a  three  (3)  year  term  and  grants  the  titles  of  President  and  Chief  Operating

Officer  of  the  Company.   The  2,500,000  common  shares  of  the  Company  are  vested  in  three

equal  tranches  at  12,  24,  and  36  months  from  May  17,  2010.   As  a  result,  the  corresponding

management fee is deferred and amortized as follows:

Total consideration

$

625,000

Expensed in the twelve months ended December 31, 2010

(130,209)

Expensed in the three months ended March 31, 2011

(52,083)

Expensed in the three months ended June 30, 2011

(52,083)

390,625

Less current portion

(208,333)

$

182,292

The  current  portion  of  the  prepaid  expenses  in  the  amount  of  $223,915  includes  the  deferred management fee of $208,333 and other prepaid expenses of $15,582.

3.

Basis of preparation

Going concern assumption

These  condensed  interim  financial  statements  have  been  prepared  on  the  basis  of  accounting principles  applicable  to  a  "going  concern,"  which  assumes  that  the  Company  will  continue  in operation  for  the  foreseeable  future  and  will  be  able  to  realize  its  assets  and  discharge  its liabilities in the normal course of operations.

The  ability  of  the  Company  to  continue  to  operate  as  a  going  concern  is  dependent  upon  its ability  to  ultimately  operate  its  business  at  a  profit.  To  date,  the  Company  has  not  generated

any   revenues   from   operations   and   will   most   likely   require   additional   funds   to   meet   its

obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The  Company  has  addressed  short  term  cash  flow  requirements  through  the  raising  of  capital

and  conversion  of  notes  payable  to  common  shares.   The  Company's  continued  existence  is

dependent   upon   its   ability   to   attain   profitable   operations   and   obtain   financing   from   its

shareholders  or  external  sources  as  required.   The  Company’s  future  capital  requirements  will

depend   on   many   factors,   including   the   costs   of   operating   the   software   business.   The

Company’s  anticipated  operating  losses  and  increasing  working  capital  requirements  may require that it obtain additional capital to continue operations.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

3.

Basis of preparation (continued)

The  Company  will  depend  almost  exclusively  on  outside  capital.   There  can  be  no  assurance

that  capital  will  be  available  as  necessary  to  meet  these  continuing  operating  costs  or,  if  the capital is available, that it will be on terms acceptable to the Company. Any issuing of additional equity  securities  by  the  Company  may  result  in  dilution  to  the  equity  interests  of  its  current shareholders.  Obtaining  commercial  loans,  assuming  those  loans  would  be  available,  will increase  the  Company’s  liabilities  and  future  cash  commitments.  If  the  Company  is  unable  to obtain  financing  in  the  amounts  and  on  terms  deemed  acceptable,  the  business  and  future success  may  be  adversely  affected,  thus  giving  rise  to  doubt  about  the  Company’s  ability  to continue as a going concern.

Although management's efforts to raise capital and monetize assets have been successful in the past, there is no certainty that they will be able to do so in the future. The aforementioned circumstances may create significant doubt as to the ability of the Company to meets its obligations as they come due.

These interim  condensed financial statements  have been prepared using accounting principles that are applied to a going concern and do not reflect the adjustments that would be necessary to  the  presentation  and  carrying  amounts  of  the  assets  and  liabilities  if  the  Company  were  not able to continue  operations. These adjustments and reclassifications may be material

Statement of Compliance

These  condensed  interim  financial  are  prepared  in  accordance  with  IAS  34,  ‘Interim  Financial

Reporting’  and  are  the  Company’s  second  financial  statements  prepared  under  IFRS.   These

condensed  interim  financial  statements  do  not  include  all  information  required  for  full  annual financial  statements  and  should  be  read  in  conjunction  with  the  financial  statements  of  the

Company  as  at  and  for  the  year  ended  December  31,  2010.   The  Company  adopted  IFRS  in

accordance  with  IFRS  1  First-time  Adoption  of  International  Financial  Reporting  Standards

(“IFRS  1”)  with  a  transition  date  to  IFRS  of  January  1,  2010.   Consequently  the  comparative

figures  for 2010 and the Company’s  statement of  financial position as  at January 1, 2010 have been  restated  from  accounting  principles  generally accepted  in  Canada  (“Canadian  GAAP”)  to comply with IFRS.

The reconciliations to IFRS from the previously published Canadian GAAP financial statements are summarized in Note 11.

Functional and presentation currency

These   financial   statements   are   presented   in   Canadian   dollars,   which   is   the   Company’s

functional currency.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

4.

Summary of significant accounting policies

These  interim  financial  statements  have  been  prepared  on  a  basis  consistent  with  the  audited financial  statements  prepared  under  Canadian  Generally  Accepted  Accounting  Principles  for

the year ended December 31, 2010 except as follows:

(a)   Intangible asset

Intangible  asset  consists  of  acquired  software  initially  recorded  at  fair  value.   The  software  will

be  amortized  on  a  straight-line  basis  over  10  years  which  represents  management’s  best

estimate  of  useful  life.   The  software  is  available  for  use  and  amortization  has  been  recorded

from  the  date  of  acquisition.   The  Company  evaluates  the  reasonableness  of  the  estimated useful life on an annual basis.

The  Company  reviews  the  carrying  value  of  its  intangible  assets  for  impairment  or  whenever events or circumstances indicate that the carrying value may not be recoverable.

(b)  Use of judgments and critical estimates

The preparation of  financial  statements  in conformity with IFRS requires  management  to  make estimates  and  assumptions  that  affect  the  reported  amounts  of  assets  and  liabilities  and  the disclosure  of  contingent  assets  and  liabilities  at  the  date  of  the  financial  statements  and  the reported amounts of revenue and expenses during the reporting year.  Actual results may differ from these estimates.

Estimates  and  underlying  assumptions  are  reviewed  on  an  ongoing  basis.    Revisions  to

accounting  estimates  are  recognized  in  the  period  in  which  the  estimates  are  revised  and  in any future periods affected.

Significant  assumptions  about  the  future  and  other  sources  of  estimation  uncertainty  that management  has  made  that  could  result  in  a  material  adjustment  to  the  carrying  amounts  of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

•     The  estimated  useful  lives  of  equipment  which  are  included  in  the  balance  sheet  and the related amortization included in the statement of loss;

•     The  estimated  useful  lives  of  intangible  assets  which  are  included  in  the  balance sheets, the related amortization included in the statement of loss, and the recoverability of  the  intangible  asset  which  is  dependent  on  management’s  ability  to  implement  its

current  business  plan.   The  recoverability  analysis  of  intangible  assets  on  the  balance

sheets  require  the  Company  to  make  assumptions  about  the  future.   Changes  to  one

or  more  assumptions  would  result  in  a  change  in  the  recoverable  amount  calculated;

and

•     The valuation allowance for future income tax assets.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

4.

Summary of significant accounting policies (continued)

(c)   Share based compensation

Equity-settled  share  based  payments  to  employees  and  others  providing  similar  services  are measured at the fair value at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period,  based  on  the  Company’s  estimate  of  the  equity  instruments  that  will  eventually  vest.

Each  tranche  is  an  award  and  is  considered  a  separate  grant  with  its  own  vesting  period  and grant date fair value.

(d)  Earnings per share

The  Company  presents  basic  and  diluted  earnings  per  share  (EPS)  data  for  its  common

shares.     Basic   EPS   is   calculated   by   dividing   the   profit   or   loss   attributable   to   common

shareholders of the Company by the weighted average number of common shares outstanding

during  the  period.    Diluted  EPS  is  determined  by  adjusting  the  profit  or  loss  attributable  to common  shareholders  and  the  weighted  average  number  of  common  shares  outstanding,  for the effects of all dilutive potential common shares.

(e)   Impairment

(i) Financial assets

A  financial  asset  is  assessed  at  each  reporting  date  to  determine  whether  there  is  any

objective  evidence  that  it  is  impaired.    A  financial  asset  is  considered  to  be  impaired  if

objective  evidence  indicated  that  one  or  more  events  have  had  a  negative  effect  on  the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future

cash  flows  discounted  at  the  original  effective  interest  rate.   An  impairment  loss  in  respect

of   an   available-for-sale   financial   asset   is   calculated   by   reference   to   its   fair   value.

Individually  significant  financial  assets  are  tested  for  impairment  on  an  individual  basis.

The  remaining  financial  assets  are  assessed  collectively  in  groups  that  share  similar  risk characteristics.

(ii)   Non-financial assets

The  carrying  amounts  of  the  Company’s  non-financial  assets  are  reviewed  each  reporting

date  to  determine  whether  there  is  any  indication  of  impairment.   If  such  indication  exists,

then the asset’s recoverable amount is estimated.

The  recoverable  amount  of  an  asset  is  the  greater  of  its  value  in  use  and  fair  value  less

costs  to  sell.   In  assessing  value  in  use,  the  estimated  future  cash  flows  are  discounted  to their  present  value  using  a  pre-tax  discount  rate  that  reflects  current  market  assessments of  the  time  value  of  money  and  the  risk  specific  to  the  asset.  An  impairment  loss  is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

4.

Summary of significant accounting policies (continued)

If,  after  the  Corporation  has  previously  recognized  an  impairment  loss,  circumstances indicate  that  the  fair  value  of  the  impaired  assets  is  greater  than  the  carrying  amount,  the

Corporation  reverses  the  impairment  loss  by the  amount  the  revised  fair  value  exceeds  its carrying  amount,  to  a  maximum  of  the  previous  impairment  loss.  In  no  case  shall  the revised carrying amount exceed the original carrying amount, after amortization, that would have been determined if no impairment loss had been recognized. An impairment loss or a reversal of  an impairment loss  is  recognized in cost  of  sales, or general and administration expense, depending on the nature of the asset

(f)   New standards and interpretations not yet adopted

In  November  2009,  the  IASB  published  IFRS  9,  “Financial  Instruments”  which  covers  the classification  and  measurement  of  financial  assets  as  part  of  its  project  to  replace  IAS  39,

“Financial Instruments: Recognition and Measurement”.   In October 2010, the requirements for

classifying  and  measuring  financial  liabilities  were  added  to  IFRS  9.    Under  this  guidance,

entities  have  the  option  to  recognize  financial  liabilities  at  fair  value  through  earnings.   If  this

option  is  elected, entities  would  be required  to  reverse  the  portion  of  the fair  value  change  due

to   a   company’s   own   credit   risk   out   of   earnings   and   recognize   the   change   in   other

comprehensive  income.    IFRS  9  is  effective  for  the  Company  on  January  1,  2013.    Early

adoption is permitted and the standard is required to be applied retrospectively.   The Company

is currently evaluating the impact of adopting IFRS 9.

5.

Equipment

Office

Computer

Computer

Leasehold

Equipment

Equipment

Software

Improvements

Total

$

$

$

$

$

Cost

At  January  1,  2010

3,414

10,348

10,073

2,522

26,357

Additions

-

13,772

400

-

14,172

At  December 31,  2010

3,414

24,120

10,473

2,522

40,529

Additions

11,118

-

-

-

11,118

At June  30,  2011

14,532

24,120

10,473

2,522

51,647

Accumulated Amortization

At  January  1,  2010

1,922

8,000

9,973

2,522

22,417

Additions

403

9,325

500

-

10,228

At  December 31,  2010

2,325

17,325

10,473

2,522

32,645

Additions

485

3,224

-

-

3,709

At June  30,  2011

2,810

20,549

10,473

2,522

36,354

Net  book  value

January  1,  2010

1,492

2,348

100

-

3,940

December 31,  2010

1,089

6,795

-

-

7,884

June 30,  2011

11,722

3,571

-

-

15,293

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

6.

Intangible

$

Cost

At  January  1,  2010

$

-

Additions

8,309,750

At  December 31,  2010

8,309,750

Additions

-

At June  30,  2011

$

8,309,750

Accumulated  Amortization

At  January  1,  2010

-

Additions

$

519,359

At  December 31,  2010

519,359

Additions

415,488

At June  30,  2011

$

934,847

Net book value

January  1,  2010

$

-

December 31,  2010

$

7,790,391

June  30,  2011

$

7,374,903

7.

Notes payable

On  March  23,  2011,  the  notes  payable  in  the  amount  totalling  $2,486,930  including  accrued interest were converted for 47,370,100 common shares or $0.0525 per share.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

8.

Share capital

a)    Authorized and outstanding shares

As at June 30, 2011 the authorized share capital of the Company consisted of the following:

Unlimited number of Common Shares with no par value

5,250,000 Class B non-voting Preferred Shares with no par value

(Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the RTN-Stealth Software reaches a total of US $ 20,000,000 as described in Note 2).

A continuity of the outstanding share capital is as follows:

Number of common

Number of Class  A

Number of Class  B

shares

preferred shares

preferred shares

As  at  January  1,  2011

124,862,860

-

5,250,000

Issuance - private placement

9,523,796

-

-

Issuance - conversion of notes  payable (Note 7)

47,370,100

-

-

Issuance - warrant  exercise

38,095,238

-

-

Issuance - conversion of preferred shares  (Note 10)

37,360,940

-

(3,736,094)

Cancelled

-

-

(150,000)

As at June  30,  2011

257,212,934

-

1,363,906

As  at  January  1,  2010

99,416,860

-

-

Issuance - arrangement  agreement

-

99,416,860

-

Issuance - acquisition of software licence

-

-

5,250,000

Cancellation of Class  A  preferred shares

-

(99,416,860)

-

Issuance - acquisition of RTN Stealth Software (Note 2)

20,000,000

-

-

Issuance - acquisition of ENAJ software (note 2)

2,500,000

-

-

Issuance - management  agreement  with Chief

Operating Officer (Note 2)

2,500,000

-

-

As  at  June 30,  2010

124,416,860

-

5,250,000

On  January  19,  2011,  the  Company  completed  a  non-brokered  private  placement  for  gross proceeds to the Company of $500,000. Pursuant to the private placement, the Company issued

9,523,796  units  at  a  purchase  price  of  $0.0525  per  unit.  Each  unit  consists  of  one  common share of the Company and four common share purchase warrants. Each whole warrant entitles

its  holder  to  purchase  one  additional  Common  Share  at  an  exercise  price  of  $0.0525.   These

warrants  were  exercised  prior  to  their  expiry  on  March  31,  2011  resulting  in  additional  gross proceeds to the Company of $2,000,000.

As of June 30, 2011, the Company has 337,800 common share purchase warrants outstanding

with  a  fair  value  of  $33,442  using  the  Black  Scholes  model  for  pricing  options.   The  weighted

average  fair  value  per  warrant  of  $0.099  was  calculated  using  the  following  weighted  average assumptions:  dividend  yield  of  0%,  expected  volatility  of  161%,  risk-free  interest  rate  of  1.7%

and  an  expected  life  of  2  years.   These  warrants  entitled  the  holder  to  purchase  one  common share of the Company at a price of $0.40 per share until May 12, 2012.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

8.

Share capital (continued)

On June 6, 2011, the company received authorization to cancel 150,000 preferred shares.

b)    Stock options

QAT  has  an  incentive  stock  option  plan  authorizing  the  Company  to  issue  incentive  stock

options  to  directors,  officers,  employees  and  consultants  of  the  Company.   No  specific  vesting

terms  are  required.    The  option  price  shall  not  be  less  than  the  fair  market  value  of  the

Company’s common shares on the grant date.

On  March  30  2011,  the  Company awarded  its  directors,  officers,  employees  and  consultants  a total  of  29,958,701  stock  options  of  which  10,440,144  vest  immediately at  an  exercise  price  of

$0.10,  9,759,279  vest  on  the  first  anniversary of  the  grant  date  with  an  exercise  price  of  $0.16 and 9,759,279 vest on the second anniversary of the grant date with an exercise price of $0.24.

All options granted have an expiry date of March 30, 2021.  The fair value of each option at the date  of  grant  was  estimated  at  $0.10/option  by  using  the  Black-Scholes  option  pricing  model with the following assumptions:

Risk free interest rate

2.90%

Expected life

8-10 years

Volatility

230%

Expected dividends

nil

On April 4, 2011, the Company awarded a consultant  a  total of  680,880 stock  options  of  which

226,960  vest  immediately  at  an  exercise  price  of  $0.34,  226,960  vests  on  the  first  anniversary of  the  grant  date  with  an  exercise  price  of  $0.34  and  226,960  vests  on the second  anniversary

of  the  grant  date  with  an  exercise  price  of  $0.34.   The  options  granted  have  an  expiry  date  of

April  4,  2021.   The  fair  value  of  each  option  at  the  date  of  grant  was  estimated  at  $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate

2.95%

Expected life

8-10 years

Volatility

235%

Expected dividends

nil

The  10,667,104   vested  options   had   a  fair   value   of   $1,160,200  at  the   grant   date.     The

19,972,478 unvested options had a fair value of $2,172,849 at grant date and is expensed on a straight-line  basis  over  the  vesting  period  with  each  tranche  being  recognized  over  its  own distinct vesting period resulting in $394,768 in stock based compensation expense.  As a result,

the  Company  recognized  $1,554,968  in  stock-based  compensation  expense  and  credited  to

contributed  surplus  to  account  for  the  options.   In  addition  there  was  $104,167  in  stock  based

compensation  expense  relating  to  the  deferred  management  fees  as  described  in  Note  2  for  a total amount of $1,659,135.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

The continuity of the outstanding stock options of the Company is as follows:

Number of

Weighted

Outstanding

average

options

exercise price

Balance, January 1, 2010

-

$

-

Granted

5,650,000

0.32

Balance, December 31, 2010

5,650,000

0.32

Expired

(2,600,000)

0.32

Granted

29,958,701

0.17

Granted

680,880

0.34

Balance, June 30, 2011

33,688,701

$

0.18

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

9.

Related party transactions

All  transactions  with  related  parties  have  occurred  in  the  normal  course  of  operations  and  in

management’s   opinion   have   been   transacted   on   a   basis   consistent   with   those   involving

unrelated parties, and accordingly that they are measured at fair value.  Related parties include key  management  personnel,  the  Board  of  Directors,  close  family  members  and  enterprises which are controlled by these individuals.

•     During  the  three  months  ended  June  30,  2011,  a  company  controlled  by  the  CFO charged the Company $6,000 (2010 - $nil) in rent and received $15,000 (2010 - $nil) in accounting fees.

•     During  the  three  months  ended  June  30,  2011,  incurred  stock  based  compensation  in the amount of $515,862 (2010 - nil) to related parties as described in Note 8b.

•     During  the  three  months  ended  June  30,  2010,  rental  expense,  accounting  fees,  and consulting  fees  charged  by  a  company controlled  by the  former  CEO,  the  former  CFO and a company controlled by the former Executive Vice President were $7,500, $5,175 and $9,000 respectively.

10.     Conversion of preference shares

On  March  30,  2011,  the  shareholders  of  the  Company  had  authorized  the  early  conversion  of

5,250,000 Class B Preferred Shares into common shares, thereby ensuring that all of its issued and  outstanding  equity  is  represented  by  voting  common  shares.  Each  Class  B  Preferred

Share  is  convertible  into  ten  common  shares  at  the  option  of  the  holder.   As  of  June  30,  2011,

3,736,094 Preferred Shares have been converted into 37,360,940 common shares.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

11.     Conversion to IFRS

The condensed  interim  financial statements  for the  three months  ended June 30,  2011 are the

Company’s  second  condensed  interim  financial  statements  prepared  under  IFRS.    For  the

accounting  period  prior  to  this,  the  Company  prepared  its  consolidated  financial  statements

under  Canadian  GAAP.    In  accordance  with  IFRS  1  ‘First  time  adoption  of  IFRS’,  certain

disclosures  relating  to  the  transition  to  IFRS  are  given  in  this  note.    These  disclosures  are

prepared under IFRS as set out in the basis of preparation in Note 3.

IFRS   1   allows   first  time  adopters   to  IFRS   to   take  advantage  of   a   number  of   voluntary

exemptions  from  the  general  principal  of  retrospective  restatement.   The  Company  has  taken

the following exemptions:

a)    Elective exemptions

Business Combinations

The  Company  elected  to  apply  IFRS  3  relating  to  business  combinations  prospectively  from

January 1, 2010.

b)    Mandatory exemptions

Estimates

Hindsight  is  not  used  to  create  or  revise  estimates.   The  estimates  previously  made  by  the

Company  under  Canadian  GAAP  were  not  revised  for  application  of  IFRS  except  where necessary to reflect any differences in accounting policies.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

c)    Effect  of  material  transition  adjustments  on  the  balance  sheets,  income  statements  and statement of comprehensive income:

i)  Balance Sheets

December 31, 2010

January 1, 2010

IFRS and Cdn.

Cdn.  GAAP

Adj.

IFRS

GAAP

Assets

Current  assets

Cash and cash equivalents

$

174,530    $

-

$

174,530    $

379,284

Marketable  securities

–

–

–

1,448,800

Other receivables

28,664

–

28,664

242,744

Short term investments

–

–

–

–

Prepaid expenses

216,135

–

216,135

10,000

419,329

–

419,329

2,080,828

Equipment

7,884

–

7,884

3,940

Intangible  (Note  11(d)(i))

8,309,750

(519,359)

7,790,391

–

License

–

–

–

–

Prepaid Expenses  - long term

286,458

–

286,458

–

Mineral property

–

–

–

67,185

Oil and gas  property

–

–

–

1

$      9,023,421     $

(519,359)   $

8,504,062     $

2,151,954

Liabilities  and Shareholders' Equity

Current  liabilities

Trade  and other payables

$

115,046    $

-

$

115,046    $

75,072

Deposit on private  placement

250,000

–

250,000

–

Notes payable  -  current portion

358,445

–

358,445

–

723,491

723,491

75,072

Note  payable  -long term

2,095,476

–

2,095,476

–

2,818,967

–

2,818,967

75,072

Shareholders' equity

Share  capital and warrants

8,939,599

–

8,939,599

3,919,865

Contributed surplus

2,406,438

–

2,406,438

670,374

Accumulated other comprehensive  income

–

–

–

504,770

Deficit

(5,141,583)

(519,359)

(5,660,942)

(3,018,127)

$      9,023,421     $

(519,359)   $

8,504,062     $

2,151,954

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

i)  Balance Sheets (continued)

June  30, 2010

Cdn. GAAP

Adj.

IFRS

Assets

Current assets

Cash and cash equivalents

$

175,035    $

-

$

175,035

Marketable  securities

–

–

-

Other receivables

15,568

–

15,568

Short term investments

50,033

–

50,033

Prepaid expenses

208,333

–

208,333

448,969

–

448,969

Equipment

11,671

–

11,671

Intangible  (Note  11(d)(i))

8,309,750

(103,872)

8,205,878

Prepaid Expenses  - long term

407,986

–

407,986

$      9,178,376     $

(103,872)   $

9,074,504

Liabilities  and Shareholders' Equity

Current liabilities

Trade  and other payables

$

10,754    $

-

10,754

Deposit on private  placement

-

–

-

Notes  payable  - current portion

–

–

-

10,754

–

10,754

Note  payable  -long term

2,503,500

–

2,503,500

2,514,254

–

2,514,254

Shareholders' equity

Share  capital and warrants

8,835,129

–

8,835,129

Contributed surplus

2,406,438

–

2,406,438

Accumulated other comprehensive  income

–

–

–

Deficit

(4,577,445)

(103,872)

(4,681,317)

$      9,178,376     $

(103,872)   $

9,074,504

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

ii) Interim Statements of loss and comprehensive loss

Three  months  ended

June  30, 2010

Cdn GAAP

Adj.

IFRS

Expenses

Advertising and promotion

$

28,291    $

-

$

28,291

Amortization - Equipment

473

-

473

Amortization - Intangible  (Note  11(d)(i)

-

103,872

103,872

Finance  costs

823

-

823

Management, consulting and administrative

138,854

-

138,854

Office

14,052

-

14,052

Professional fees

471

-

471

Rent

7,500

-

7,500

Stock-based compensation

8,681

-

8,681

Travel

6,461

-

6,461

Trust and filing fees

5,217

-

5,217

Loss before  the  following:

(210,823)

(103,872)

(314,695)

Write  down of mineral and oil and gas  properties

(1)

-

(1)

Interest and other income

21

-

21

Net loss  and comprehensive  loss

$

(210,803)   $

(103,872)   $     (314,675)

Six months  ended

June  30, 2010

Cdn GAAP

Adj.

IFRS

Expenses

Advertising and promotion

$

50,923    $

-

$

50,923

Amortization - Equipment

4,221

-

4,221

Amortization - Intangible  (Note  11(d)(i)

-

103,872

103,872

Finance  costs

1,062

-

1,062

Management, consulting and administrative

172,454

-

172,454

Office

17,053

-

17,053

Professional fees

30,679

-

30,679

Rent

20,000

-

20,000

Stock-based compensation

1,744,745

-

1,744,745

Travel

7,961

-

7,961

Trust and filing fees

15,022

-

15,022

Loss before  the  following:

(2,064,120)

(103,872)

(2,167,992)

Write  down of mineral and oil and gas  properties

(1)

-

(1)

Interest and other income

33

-

33

Net loss  and comprehensive  loss

$

(2,064,088)   $

(103,872)   $  (2,167,960)

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2011

(Unaudited, expressed in Canadian Dollars)

d)    Explanatory notes

Amortization of intangible

Under  Canadian  GAAP  the  software  asset  was  amortized  once  it  has  been  placed  in

use.   Under IFRS the software asset has  been amortized  when the asset  is  available for

use.    As  the  software  asset  was  available  for  use  upon  acquisition,  amortization  has been recorded from the date of acquisition.  For the three and six months ended June 31,

2010  there  is  an  increase  in  amortization  expense  of  $103,872  and  for  the  year-ended

December 31, 2010 there is an increase in amortization expense of $519,359.

e)    Restatement of Statement of Cash Flows from Canadian GAAP to IFRS

The  restatement  from  Canadian  GAAP  to  IFRS  had  no  significant  effect  on  the  reported  cash flows generated by the Company for the three months and six months ended June 30, 2010 or

year ended December 31, 2010.   The reconciling items between Canadian GAAP presentation

and IFRS have no significant effect on the cash flows generated.

23